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SEC FILE NUMBER
8-69859

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUMMIT TRAIL SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 EAST 45TH STREET
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	(908) 231-1000	LALMERINI@CFOPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
(Name – if individual, state last, first, and middle name)

4920 WEST CYPRESS ST STE 102	TAMPA	FL	33607
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS HARMS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUMMIT TRAIL SECURITIES, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SUMMIT TRAIL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17X-5
PART III

SEC FILE NO. 8-69859

AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Summit Trail Securities, LLC
Index to the Financial Statement
December 31, 2023

Table of Contents

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of **Summit Trail Securities, LLC.**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Summit Trail Securities, LLC.** as of December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **Summit Trail Securities, LLC.** as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Summit Trail Securities, LLC.**'s management. Our responsibility is to express an opinion on **Summit Trail Securities, LLC.**'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Summit Trail Securities, LLC.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Summit Trail Securities, LLC.**'s auditor since 2024.
Margate, Florida
March 15, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Summit Trail Securities, LLC
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents		
Cash	$	1,759
Investment in money market fund		433,372
Total cash and cash equivalents		435,131
Accounts receivable		71,539
Prepaid expenses		20,571
TOTAL ASSETS	$	527,241
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities		13,693
Due to parent		37,514
Commissions payable		28,616
TOTAL LIABILITIES		79,823
Member's equity		447,418
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	527,241

The accompanying notes are an integral part of this financial statement.

Summit Trail Securities, LLC
Notes to Financial Statement
For the Year Ended December 31, 2023

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summit Trail Securities, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited liability company organized under the laws of the State of Delaware on September 14, 2016 and became a registered broker dealer and commenced operations on February 3, 2017. The Company is a wholly owned subsidiary of Summit Trail Advisors, LLC (the "Parent").

The principal business of the Company is private placement services for financial advisory clients and to act as a broker selling interests in hedge funds. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standard Board ("FASB").

Use of Estimates

The preparation of a financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the purchase date to be cash equivalents.

Accounts Receivable

The Company presents its accounts receivable at cost less an allowance for credit losses. In accordance with ASC Topic 326-20, the Company evaluates its fees receivable and will establish an allowance for credit losses, if necessary, based on historical experience and current credit conditions. No allowance for credit losses is deemed necessary at December 31, 2023.

Revenue Recognition

The recognition and measurement of revenue from contracts with customers is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, and how to allocate transaction prices where multiple performance obligations are identified. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) and recognize

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may Include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is usually recognized at a point in time when a performance obligation is satisfied. The Company earns placement fee revenues in non-underwritten transactions for the private placement of securities in unregistered offerings. The Company also earns agency placement fees by selling interests in hedge funds. The revenues are recognized in accordance with the terms of their applicable contracts in the period in which the services are performed. Contracts with funds generally specify that placement fees are earned at the end of each period during which any investor introduced to the fund by the Company remains invested in the fund. Generally, placement fee revenues are calculated based on a percentage of the investor capital commitment or investment amount.

Income Taxes

The Company is a single-member limited liability company, which is a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. The Parent files a consolidated tax return including the operations of the Company. The Parent has elected to be treated as a partnership for federal and state income tax purposes and as such, there is no provision for federal and state income taxes as the net income or loss of the Company is included on the tax return of the members of the Parent. The Company's Parent is subject to New York City Unincorporated Business Tax ("NYC UBT").

In accordance with the provisions of ASC Topic 740, Accounting for Income Taxes, the Company's Parent is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to on-going analyses of and changes to tax laws, regulations, and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, and local tax Laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value Measurements

In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

At December 31, 2023, the carrying value of the Company's financial instruments, such as cash and cash equivalents and accounts receivable, approximate their fair values due to the nature of their short-term maturities.

2. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") with its Parent, the Company recognizes certain expenses based on the terms and conditions per the Agreement. Pursuant to this agreement, there was $37,514 due to Parent at December 31, 2023. As warranted, the Parent is prepared and will continue to contribute capital to the Company, usually in the form of debt forgiveness. During 2023, total debt forgiveness of $500,000 was provided and is reported as contributions in these financial statements.

The Parent has indicated that it will provide additional capital as needed to sustain the Company for one year from the date these financial statements were available to be issued.

3. CONCENTRATIONS AND UNCERTAINTIES

The Company is engaged in securities transactions with counterparties in the normal course of business. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The balance of $71,539 accounts receivable at December 31, 2023 was from one client. ,

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts.

3. CONCENTRATIONS AND UNCERTAINTIES (cont'd)

During 2023 the Company invested a substantial portion of its cash in a money market fund. At December 31, 2023, $433,372 was invested in the Dreyfus Government Cash Management Fund. This fund seeks to invest in securities that present minimal credit risk, based on BNY Mellon Investment Adviser's assessment of the issuer's or guarantor's credit quality and capacity to meet its financial obligations, which may include environmental, social and governance (ESG) factors as appropriate and applicable. The Company's investment in the fund is held in its brokerage account at Pershing, LLC.

4. INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined by the rule. At December 31, 2023, the Company had net capital of $371,307, which exceeded the requirement by $365,985. The percentage of aggregate indebtedness to net capital was 21.5%.

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c-3, and the Company may file an Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. 240. 17a-5 because it limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2022. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2023.

6. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through March 15, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2023.